SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

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                                AMENDMENT NO. 1
                                       to
                                SCHEDULE 14D-9

             SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
          SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ESSEX INTERNATIONAL INC.
                           (Name of Subject Company)

                               -----------------

                            ESSEX INTERNATIONAL INC.
                       (Name of Person Filing Statement)

                   Common Stock, par value $0.01 per share

                        (Title of Class of Securities)

                               -----------------

                                  297025 10 8
                     (CUSIP Number of Class of Securities)

                               -----------------

                               STEVEN R. ABBOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ESSEX INTERNATIONAL INC.
                               1601 WALL STREET
                            FORT WAYNE, IN  46802
                                (219) 461-4000

          (Name, address and telephone number of person authorized
               to receive notice and communications on behalf
                       of the person filing statement)

                               -----------------

                                  Copies to:

                             RICHARD CLIMAN, ESQ.
                              PAUL QUINLAN, ESQ.
                              COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              300 EL CAMINO REAL
                           PALO ALTO, CA  94306-2155
                                (650) 843-5000


     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on October 28, 1998 by Essex International Inc., a Delaware corporation (the "Company") (the "Schedule 14D-9"). The Schedule 14D-9 was filed in connection with the tender offer made by Superior TeleCom Inc., a Delaware corporation ("Parent") and SUT Acquisition Corp., a Delaware corporation ("Purchaser") to purchase up to 22,562,135 shares of common stock of the Company at a price of $32.00 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated October 28, 1998, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

     Item 4 "Background" of the Schedule 14D-9 is hereby amended to include the following:

     On November 16, 1998, Parent issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, allowing Parent to proceed with its acquisition of the Company. A copy of the press release is filed as Exhibit 9 hereto and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits

     Item 9 of the Schedule 14D-9 is hereby amended to include the following as an exhibit:

	Item 9: Text of the Press Release dated November 16, 1998 issued by Superior TeleCom Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                      Essex International Inc.


                                      By:   /s/ Steven R. Abbott
                                         ----------------------------
                                         Name: Steven R. Abbott
                                         Title: President and Chief
                                                Executive Officer

DATED: November 16, 1998

                                                                  Exhibit 9

FOR IMMEDIATE RELEASE

Company Contact:
Suzanne D. Fernandez
Corporate Communications
212-757-3333


        SUPERIOR TELECOM INC. ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
           WAITING PERIOD; TO PROCEED WITH ACQUISITION AND MERGER OF
                           ESSEX INTERNATIONAL INC.

     New York, NY November 16, 1998 -- Superior TeleCom Inc. (NYSE: SUT) today announced that the 15-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, allowing Superior to proceed with its acquisition of Essex International Inc. (NYSE: SXC).

     As previously announced, Superior and Essex are parties to a merger agreement. Under the terms of the merger agreement, on October 28, 1998 Superior commenced a tender offer to purchase up to approximately 81% of the outstanding shares of Essex for $32 per share. The tender offer is scheduled to expire on November 25, 1998, unless extended, and is subject to a number of conditions. Following consummation of the tender offer, the merger agreement provides for the acquisition by Superior of the remaining shares of Essex in a merger agreement between Essex and a subsidiary of Superior.

     Steven S. Elbaum, Chairman and Chief Executive officer of Superior stated that "we are pleased that the regulatory review concluded expeditiously so that we may move ahead to complete the Essex acquisition and merger as planned and implement the resulting benefits to our shareholders and customers."

     Superior TeleCom Inc. is a leading manufacturer and supplier of telecommunications cable and wire products to telephone companies, distributors and system integrators. It also develops and manufactures voice and data multiplexers and other electronics and signal processing components and systems.

     Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, including changes in short term interest rates, foreign currency fluctuation and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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